FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2023

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Martine Hébert

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Guillaume Pichard Ministère des Finances du Québec 390, boulevard Charest Est Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(5.1) Opinion and consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec;

(5.2) Consent of Norton Rose Fulbright Canada LLP, Canadian Counsel to the Agents;

(5.3) Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 9 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard
Name:	Guillaume Pichard
Title:	Assistant Deputy Minister

Date: February 12, 2024